UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

StepStone Private Venture and Growth Fund

(Name of Subject Company (Issuer))

StepStone Private Venture and Growth Fund

(Name of Filing Person(s))

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Dean Caruvana

StepStone Group Private Wealth LLC

128 S. Tryon Street, Ste. 1600

Charlotte, NC 28202

(704) 215-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001	Bissie K. Bonner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

July 23, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 23, 2025 (the “Statement”) by StepStone Private Venture and Growth Fund (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Fund (the “Offer”) to purchase up to 2.5% of its outstanding shares of beneficial interest (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Exchange Act:

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 4:00 p.m., Eastern Time, on August 26, 2025.

2. Valuation Date of the Shares tendered pursuant to the Offer was September 30, 2025.

3. The net asset value of the Shares tendered pursuant to the Offer were calculated as of September 30, 2025 in the amount of $24,390,345.83 for Class I Shares and $1,523,480.67 for Class S Shares.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The Fund paid the Shareholders 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payments were remitted to the account designated by each Shareholder in their Letter of Transmittal on October 20, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEPSTONE PRIVATE VENTURE AND GROWTH FUND

By:	/s/ Dean Caruvana
Name:	Dean Caruvana
Title:	Secretary and Chief Compliance Officer

October 22, 2025